UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2009, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2009 and 2008, Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2009, 2008, and 2007 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2009 and 2008	3

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2009, 2008 and 2007	4

Notes to financial statements	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Group Profit Sharing, Incentive and Employer Contribution Plan (France):

We have audited the accompanying statements of net assets available for plan benefits of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2009 and 2008 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Associés

Deloitte & Associés
Gérard Vincent-Genod
Neuilly-sur-Seine, France
September 24th,  2009

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2009 AND 2008

	2009	2008

ASSETS:
Participants-directed investments	€ 35,543,582	€ 39,565,598
Non participant-directed investments	51,005,330	50,901,962

Total investments	86,548,912	90,467,560

Receivables:
Employer contribution	5,341,000	8,088,000

Total receivables	5,341,000	8,088,000

NET ASSETS AVAILABLE FOR PLAN BENEFITS	€ 91,889,912	€ 98,555,560

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2009, 2008, AND 2007

	2009	2008	2007

ADDITIONS:
Contributions:
Participant contributions	€3,279,399	€7,611,982	€3,422,513
Employer contributions	6,839,032	9,693,108	5,996,427

Total contributions	10,118,431	17,305,090	9,418,940

Investment (loss) income:
Increase (decrease) in unrealized appreciation in The Procter & Gamble Company common stock	(2,549,645)	(10,637,862)	(59,133)
Increase (decrease) in unrealized appreciation in other investments		(6,292,678)	1,633,369
(Increase) decrease in unrealized depreciation in other investments	(4,722,322)	(1,761,855)
Realized gain (loss) on sales of The Procter & Gamble Company common stock	478,586	1,257,564	1,016,112
Realized gain (loss) on sale of other investments	(880,425)	(286,794)	4,860,451
Dividends from The Procter & Gamble Company common stock	1,137,332	930,781	1,039,104
Dividends from other investments	(9,388)	(7,034)	48,805

Net investment (loss) income	(6,545,862)	(16,797,878)	8,538,708

Total additions	3,572,569	507,212	17,957,648

DEDUCTION-Benefits paid to participants	10,238,217	15,916,878	13,427,662

NET INCREASE (DECREASE)	(6,665,648)	(15,409,666)	4,529,986

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	98,555,560	113,965,226	109,435,240

End of year	€91,889,912	€98,555,560	€113,965,226

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2009 AND 2008, AND FOR THE YEARS ENDED JUNE 30, 2009, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document and their country’s Plan supplement for more complete information.

General—The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France) together with its directly or indirectly wholly-owned subsidiaries, and those subsidiaries’ respective Comités d’Entreprise (“Employee Committees”), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on July 1, 2008 and is signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S. and Procter & Gamble Pharmaceuticals Longjumeau S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S., (together, “P&G France”), and their related Employee Committees. Procter & Gamble Holding France S.A.S. is directly or indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the “Parent”). The Plan is subject to the laws and regulations of France. Plan assets are invested in four Fonds Commun de Placement d’Entreprise (“FCPE”) which are registered investment funds reserved to employees of P&G France subject to the laws and regulations of France.

Administration—Administration of the Plan is jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Asset Management, the fund manager. The four FCPE are under the supervision of the Conseils de Surveillance (“Monitoring Committees”) which are composed of both employee and employer representatives of P&G France.

Participants Accounts and Investments Options—An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE’s do not pay dividends. Participants are permitted to invest certain contributions into any of the four FCPE’s; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that “blocked” amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option D).

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in securities and with a maximum of 30% in interest rate products.

•	FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is invested in bonds or in mutual funds which invest primarily in bonds.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 60% in securities and with a maximum of 10% invested in Eurozone monetary products.

•	FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested uniquely in The Procter & Gamble Company common stock.

Contribution and Vesting—Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

Employees’ Contributions:

-    Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

-    Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the four FCPE’s.

Employers’ Contributions:

-    Employer matching contributions –P&G France makes matching contributions of between 50 and 100 percent, based on employees’ voluntary periodic contributions, up to a monthly threshold of € 114.34. These matching contributions are automatically invested in Option D.

-    Profit Sharing –P&G France calculates and distributes profit sharing contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the four FCPE’s. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option B.

-    Incentive compensation –P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the four FCPE’s, or automatically invested as per the last investment choice.

All contributions are immediately 100 percent vested.

Withdrawals—All contributions are “blocked” for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw “blocked” contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement must be renewed every three years by written agreement between P&G France and their related Employee Committees. Thus, the present Plan will terminate on June 30, 2011. Although the Plan is expected to be renewed by all parties, any party has the right to decline to the renewal.

In the event of Plan termination, the FCPE’s will either remain active or will be merged with other FCPE’s. Thus, Plan participants will have the option to withdraw “unblocked” amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Plan Investments – The Plan’s investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE’s are determinated by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE’s underlying investments, less any liabilities.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.

Recent Accounting Pronouncements — The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities traded in an active market, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. As required by SFAS No. 157, at June 30, 2009, the Plan’s portfolio investments were classified as follows, based on fair values:

Assets Measured at Fair Value at June 30, 2009
Asset Group	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Procter & Gamble Company common stock	€ 51,005,330
Other investments	€ 35,543,582

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.

Commissions on Subscriptions – Contributions made to the plan are subject to a commission of 0,50 percent. These commissions are included in the amount of the subscriptions to the FCPE and benefit to the FCPE.

Contributions Receivable – Contributions that are pending transfer to the Trustee as of June 30, 2009 and 2008 are recorded as contributions receivable to the Plan in the accompanying financial statements.

Payment of Benefits– Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2009 and 2008.

3.	INVESTMENTS

Investments held by the Plan at June 30, 2009 and 2008 were as follows:

	2009		2008
	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros

Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	292,318	14,195,100	295,139	17,755,384
• Groupe Procter & Gamble Obligations (Option B)*	513,158	13,953,883	466,190	12,275,441
• Groupe Procter & Gamble 5000 (Option C)*	709,279	7,394,599	657,506	9,534,773
• Groupe Procter & Gamble (Option D)*	627,356	51,005,330	614,672	50,901,962

Total investments		86,548,912		90,467,560

*Represents investments which exceed five percent of net assets available for benefits

The Plan’s investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2009, 2008, and 2007:

	2009	2008	2007

The Procter & Gamble Company
common stock (FCPE Option D)
Cost	€ 38,347,055	€ 35,694,042	€ 36,201,702
Market value	51,005,330	50,901,962	62,047,484

Unrealized appreciation (depreciation)	€ 12,658,275	€ 15,207,920	€ 25,845,782

(Decrease) increase in unrealized appreciation	€ (2,549,645)	€ (10,637,862)	€ (59,133)

Other investments (FCPE Option A, B, C)
Cost	€ 42,027,759	€ 41,327,453	€ 39,814,065
Market value	35,543,582	39,565,598	46,106,743

Unrealized appreciation (depreciation)	€ (6,484,177)	€ (1,761,855)	€ 6,292,678

(Increase) decrease in unrealized depreciation	€ (4,722,322)	€ (1,761,855)
(Decrease) increase in unrealized appreciation		€ (6,292,678)	€ 1,633,369

The realized gain (loss) on the sales of the Plan’s investments for the years ended June 30, 2009, 2008, and 2007 was determined as follows:

	2009	2008	2007

The Procter & Gamble Company
common stock
Proceeds on sales of shares	€ 2,436,581	€ 2,946,381	€ 2,252,576
Cost	1,957,995	1,688,817	1,236,464
Realized gain	€ 478,586	€ 1,257,564	€ 1,016,112

Other investments
Proceeds on sales of shares	€ 26,844,936	€ 29,393,416	€ 32,442,257
Cost	27,725,361	29,680,210	27,581,806
Realized (loss) gain	€ (880,425)	€ (286,794)	€ 4,860,451

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

FCPE Option D is considered to be nonparticipant-directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent’s stock.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of June 30, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Net assets:
P&G Company Stock (FCPE Option D)	€ 50,901,962	€ 62,047,484	€ 62,182,432

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	(934,511)	(8,449,517)	2,000,363
Participant contributions	3,243,659	3,333,411	3,244,235
Employer contributions	4,725,384	4,153,412	3,498,130
Benefits paid to participants	(6,931,164)	(10,182,828)	(8,877,676)

Net change	103,368	(11,145,522)	(134,948)

P&G Company Stock (FCPE Option D)—beginning of year	50,901,962	62,047,484	62,182,432

P&G Company Stock (FCPE Option D)—end of year	€ 51,005,330	€ 50,901,962	€ 62,047,484

5	PLAN PARTICIPANTS

As of June 30, 2009, the Plan had 4158 participants.

6.	TAX STATUS

The Plan and the underlying FCPE’s are subject to the tax laws of France. The Plan and the underlying FCPE’s are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7 . RELATED PARTY TRANSACTIONS

At June 30, 2009 and 2008, the plan held 1,352,000 and 1,322,000 shares respectively, of common stock of The Procter & Gamble Company, the sponsoring employer with a cost basis of 37,549,293 € and 35,607,318 €, respectively and a fair value of 50,218,657 € and 50,815,238 € respectively.

During the years ended June 30, 2009, 2008 and 2007, the Plan recorded dividend income from common stock of The Procter & Gamble Company of 1,137,332 €, 930,781 €, and 1039,104 €, respectively.

During the years ended June 30, 2009, 2008 and 2007, the Plan’s investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by (2,071,059) €, by (9,380,298) €, and 956,979 €, respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 24, 2009.

PROCTER & GAMBLE HOLDING FRANCE S.A.S. GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

                       By: /s/ Loic Tassel
                        Loic Tassel
                        President
                                Procter & Gamble Holding France S.A.S.
                          Group Profit Sharing, Incentive and
                         Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.                                               Page No.

23     Consent of Deloitte & Associes                                           12

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-108995 and 333-51213 on Form S-8 of our report dated September 24th, 2009 appearing in this Annual Report on Form 11-K of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France) for the year ended June 30th, 2009.

/s/ DELOITTE & ASSOCIES

DELOITTE & ASSOCIES
Gerard Vincent-Genod
Neuilly-sur-Seine, France
September 24th, 2009